Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-163489

June 21, 2012

TARGET CORPORATION

4.000% Notes due 2042

Issuer:	Target Corporation

Title of Securities:	4.000 % Notes due 2042 (the “Notes”)

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	July 1, 2042

Coupon (Interest Rate):	4.000% per annum

Price to Public (Issue Price):	97.859% of principal amount, plus accrued interest from the Settlement Date

Net Proceeds to Issuer:	$1,454,760,000 (before transaction expenses)

Yield to Maturity:	4.125%

Benchmark Treasury:	UST 3.125% due February 15, 2042

Benchmark Treasury Price and Yield:	109-5+; 2.675%

Spread to Benchmark Treasury:	1.45% (Plus 145 basis points)

Trade Date:	June 21, 2012

Settlement Date (T+3):	June 26, 2012

Interest Payment Dates:	Semi-annually on January 1 and July 1, beginning on January 1, 2013

Optional Redemption:

The Notes will be redeemable at the Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.25% (25 basis points), plus (B) accrued interest to the redemption date

Change of Control Offer:

If a change of control triggering event occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated June 21, 2012 relating to the Notes)

Joint Book-Running Managers:	Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co.

Senior Co-Managers:	Deutsche Bank Securities Inc., U.S. Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC

Junior Co-Managers:	BNY Mellon Capital Markets, LLC, Loop Capital Markets LLC, SMBC Nikko Capital Markets Limited

Type of Offering:	SEC registered (No. 333-163489)

Listing:	None

CUSIP/ISIN:	87612E BA3 / US87612EBA38

Long-Term Debt Ratings:	Moody’s, A2; S&P, A+; Fitch, A-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.